SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CARBIZ INC.
(Name of Issuer)

Common Stock, No Par Value
 (Title of Class of Securities)

140780107
(CUSIP Number)

John C. Wick Dealer Services Corporation 1320 City Center Drive, Suite 100 Carmel, Indiana 46032 (317) 571-3732	Stephen J. Dutton Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	Dealer Services Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	41,376,651*
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	41,376,651*
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,376,651*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.3%*
14	TYPE OF REPORTING PERSON		CO

*See Item 4 below.

Schedule 13D

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	41,376,651*
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	41,376,651*
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,376,651*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.3%*
14	TYPE OF REPORTING PERSON		IA; PN

*See Item 4 below.

Schedule 13D

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	John M. Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	41,376,651*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	41,376,651*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,376,651*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.3%*
14	TYPE OF REPORTING PERSON		IN; HC

*See Item 4 below.

Schedule 13D

CUSIP No. 140780107

1	NAME OF REPORTING PERSON	Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	41,376,651*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	41,376,651*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,376,651*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.3%*
14	TYPE OF REPORTING PERSON		IN; HC

*See Item 4 below.

Item 1.   Security and Issuer.

This statement relates to the common stock, no par value (“Shares”), of Carbiz Inc., a corporation formed under the laws of the province of Ontario, Canada (“Issuer”), whose principal executive offices are located at 7115 16th Street East, Unit 105, Sarasota, Florida 34243.

Item 2.   Identity and Background.

This statement is filed on behalf of each of the following persons: Dealer Services Corporation, a Delaware corporation; Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”); John M. Angelo, a United States citizen (“Mr. Angelo”); and Michael L. Gordon, a United States citizen (“Mr. Gordon”) (each a “Reporting Person”).

The address of Dealer Services Corporation’s principal business is 1320 City Center Drive, Suite 100, Carmel, Indiana 46032. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Dealer Services Corporation is set forth on Schedule A.

Mr. Angelo is a managing member of JAMG LLC, which is the sole general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon. Mr. Angelo serves as the chief executive officer of Angelo Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo Gordon. The principal business address of each of Mr. Angelo, Mr. Gordon and Angelo Gordon is 245 Park Avenue, New York, New York 10167.

During the last five years, none of the Reporting Persons nor, to the knowledge of Dealer Services Corporation, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor, to the knowledge of Dealer Services Corporation, any person named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The information included in Item 4 is incorporated herein by reference.

Item 4.   Purpose of Transaction.

The Reporting Persons filed a Schedule 13G with the Securities and Exchange Commission on February 12, 2009, which reported beneficial ownership of 9,718,289 Shares that Dealer Services Corporation, as lender, was deemed to beneficially own in connection with a  warrant issued to it by the Issuer in connection with the execution of the Third Amended and Restated Loan and Security Agreement, among Dealer Services Corporation and a number of parties, including the Issuer as a guarantor. As of February 25, 2009, the parties entered into a Fourth Amended and Restated Loan and Security Agreement, which was amended on June 15, 2009, by Amendment No. 1 to the Fourth Amended and Restated Loan and Security Agreement (the “Amendment”). In connection with the Amendment and to obtain Dealer Services

Corporation’s consent for the Issuer to enter into a loan agreement with another party, on June 15, 2009, the Issuer issued to Dealer Services Corporation a warrant to purchase an additional 30,781,800 Shares for a purchase price of $0.08 per Share at any time until June 15, 2014.

Except for the acquisition of Shares pursuant to the warrants, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)  As of the date of this statement, Dealer Services Corporation beneficially owns 41,376,651 Shares, which includes 126,562 Shares owned by Dealer Services Corporation and 41,250,089 Shares that are receivable by Dealer Services Corporation upon exercise of warrants issued by the Issuer (the “Warrants”). With respect to Angelo Gordon, this statement relates to securities held for the account of private investment funds for which Angelo Gordon acts as investment adviser. As of the date of this statement, Angelo Gordon beneficially owns approximately 66 percent of the outstanding common stock of Dealer Services Corporation and may be deemed to beneficially own 41,376,651 Shares, which includes 126,562 Shares owned by Dealer Services Corporation and 41,250,089 Shares that are receivable by Dealer Services Corporation upon exercise of the Warrants.  According to the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended April 31, 2009, the number of Shares outstanding as of June 15, 2009, was 104,560,462.  Assuming full exercise of the Warrants, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 28.3 percent of the total number of Shares outstanding.  Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of Dealer Services Corporation, any person named in Schedule A, beneficially owns any Shares.

(b)           (i) Dealer Services Corporation may be deemed to have sole power to direct the voting and disposition of 41,376,651 Shares.

(ii) Angelo Gordon may be deemed to have sole power to direct the voting and disposition of 41,376,651 Shares.

(iii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of 41,376,651 Shares

(iv) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of 41,376,651 Shares

(c)  On June 15, 2009, the Issuer issued a warrant for 30,781,800 Shares to Dealer Services Corporation in a private placement as described in Item 4 above, which description is incorporated herein by reference.

(d)  The investors in the private investment funds for which Angelo Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective investment percentages in the private investment funds.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 is incorporated by reference into this Item 6.

Except for the arrangements described in Items 4 and 5 above, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any Shares, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement
B	Third Amended and Restated Loan and Security Agreement
C	Fourth Amended and Restated Loan and Security Agreement
D	Amendment No. 1 to Fourth Amended and Restated Loan and Security Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dealer Services Corporation

	By:	/s/ John C. Wick

	Name:	John C. Wick

June 24, 2009	Title:	General Counsel & Secretary

Angelo, Gordon & Co., L.P.

	By:	/s/ John M. Angelo

	Name:	John M. Angelo

June 25, 2009	Title:	CEO

June 25, 2009	/s/ John M. Angelo
John M. Angelo

June 25, 2009	/s/ Michael L. Gordon
Michael L. Gordon

Schedule A

Directors and Executive Officers of Dealer Services Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Dealer Services Corporation are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Dealer Services Corporation. The telephone number of each person is (317) 571-3732. Unless otherwise indicated, each such person is a citizen of the United States of America.

John Fuller, Director and President
1320 City Center Drive, Suite 100
Carmel, IN 46032

John Wick, Secretary
1320 City Center Drive, Suite 100
Carmel, IN 46032

Martin McFarland, Treasurer
1320 City Center Drive, Suite 100
Carmel, IN 46032

Adam Galema, Assistant Treasurer
1320 City Center Drive, Suite 100
Carmel, IN 46032

Willard Cherry, Assistant Secretary
1320 City Center Drive, Suite 100
Carmel, IN 46032

Joel Schwartz, Director
245 Park Avenue
New York, NY 10167

Charles Johnson, Director
9 North Parkway Square
4200 Northside Parkway NW
Atlanta, GA 30327

Joe LaManna, Director
1320 City Center Drive, Suite 100
Carmel, IN 46032

Exhibit Index

Exhibit No.	Description	Location
A	Joint Filing Agreement	Attached
B	Third Amended and Restated Loan and Security Agreement	Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Carbiz Inc. on January 16, 2009
C	Fourth Amended and Restated Loan and Security Agreement	Incorporated by reference to Exhibit 99.6 to the Form 8-K filed by Carbiz Inc. on February 26, 2009
D	Amendment No. 1 to Fourth Amended and Restated Loan and Security Agreement	Incorporated by reference to Exhibit 99.6 to the Form 8-K filed by Carbiz Inc. on June 15, 2009

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of Carbiz Inc.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the date indicated below.

Dealer Services Corporation

By:	/s/ John C. Wick	/s/ John M. Angelo
John M. Angelo
Name:	John C. Wick
		Date:	June 25, 2009
Title:	General Counsel & Secretary

Date:	June 24, 2009

Angelo, Gordon & Co., L.P.		/s/ Michael L. Gordon
Michael L. Gordon
By:	/s/ John M. Angelo
		Date:	June 25, 2009
Name:	John M. Angelo

Title:	CEO

Date:	June 25, 2009